STARWOOD CAPITAL, LLC

SEC I.D. No. 8-67788

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2025, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STARWOOD CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

591 WEST PUTNAM AVENUE
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHARLES BOULIER	(203) 422-8144	cboulier@Starwood.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
(Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA	NEW YORK	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW GUTTIN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STARWOOD CAPITAL LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANA MARCELA CASTILLO
Notary Public - State of Florida
Commission # HH 468413
My Comm. Expires Nov 28, 2027
Bonded through National Notary Assn.

Notary Public

Signature:

Title:
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Starwood Capital, LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Starwood Capital LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2026

We have served as the Company's auditor since 2018.

STARWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Assets		
Cash	$	12,883,870
Accounts receivable - related party, net		658,254
Due from affiliates - shareholder servicing fee		3,610,805
Prepaid expenses		37,015
Right of use operating lease assets		196,953
Total assets	$	17,386,897
Liabilities and Member's Equity		
Accrued compensation	$	6,041,946
Shareholder servicing fee payable		3,669,015
Accounts payable and accrued expenses		133,260
Operating lease liabilities		198,111
Total liabilities		10,042,332
Commitments		
Member's Equity		
Member's equity		7,344,565
Total liabilities and member's equity	$	17,386,897

See Notes to Statement of Financial Condition

STARWOOD CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2025

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008.   The Company's revenue is derived from fees associated with fundraising activities for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. Starwood Capital Group Holdings, LP ("Holdings"), solely owns the Company.

The Company serves as a dealer manager for Starwood Real Estate Income Trust, Inc. ("SREIT"), a U.S. Securities and Exchange Commission ("SEC") registered Real Estate Investment Trust ("REIT"), with an offering (the "SREIT Offering") of up to $18,000,000,000 in shares of common stock. The Company also serves as a dealer manager for Starwood Credit Real Estate Income Trust, Inc. ("SCREDIT"), a SEC registered REIT, with a continuous, unlimited private placement offering (the "SCREDIT Offering") of shares of common stock to "accredited investors" (as defined in Rule 501 promulgated pursuant to the Securities Act). The Company also serves as a dealer manager for Starwood 1031 Exchange L.L.C. ("SREIT 1031"), which is an indirect subsidiary of SREIT, that manages a Delaware statutory trust offering (the "SREIT 1031 Offering") to sell beneficial interests to "accredited investors" (as defined in Rule 501 promulgated pursuant to the Securities Act).

A summary of the Company's significant accounting policies follow:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash: Cash is comprised of cash in two checking accounts and one payroll account. From time to time, the Company's account balances held at a financial institution exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Income taxes: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the member of the Company. The financial statements therefore, do not include a provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements: The Company considers the applicability and impact of all accounting standard updates ("ASU") issued by the Financial Accounting Standards Board (the "FASB"). ASUs not listed were assessed by the Company and either determined to be not applicable or expected to have minimal impact on its consolidated financial statements.

Note 2.   Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $6,649,296 which is $5,992,937 in excess of its required net capital of $656,359, and a ratio of aggregate indebtedness of 148.07%. The Company does not hold or handle customers cash or securities. Therefore, the Company has no obligations under SEC Rule 15c3-3.

Notes to Statement of Financial Condition
December 31, 2025

Note 3.   Related Party Transactions

The Company rents its Connecticut office under a sublease with Starwood Headquarters, L.L.C. under a sublease with Starwood Capital Operations, L.L.C., which is an affiliated entity (See Note 6).

The Company is allocated a portion of additional shared general and administrative expenses under an Administrative Services Agreement ("2018 Agreement") with Starwood Capital Operations, L.L.C. dated August 14, 2018. Under the 2018 Agreement, personnel costs and shared office expenses are allocated based upon headcount as specified in the 2018 Agreement.

The Company recorded $3,610,805 as due from affiliates as of December 31, 2025 related to accrued shareholder service fees. This amount was received in January 2026.

The Company recorded an accounts receivable – related party of $687,984 related to this revenue as of December 31, 2025, offset by an accounts payable – related party of $29,730 related to certain expenses paid on behalf of the Company by Starwood Capital Group Management, LLC. The net amount is $658,254 seen within accounts receivable – related party, net on the Statement of Financial Condition.

Note 4.   Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2022. Management has determined that there are no material uncertain tax positions.

Note 5.   Leases

The Company leases office space from a related company, in Greenwich, Connecticut ("CT"), under a sublease expiring July 2027. The Company leases additional office space in Arlington, Virginia ("VA") under a lease that commenced December 2017 and is set to expire September 2025. A new lease agreement for the same premises has been executed commencing October 2025 and expiring September 2026. The aggregate minimum future payments under the leases are as follows:

	TOTAL	CT	VA
2026	189,752	19,440	170,312
2027	11,536	11,536	-
2028	-	-	-
2029	-	-	-
Aggregate minimum future payments	$ 201,288	$ 30,976	$ 170,312
Present value adjustment	(3,177)		
Lease liabilities	$ 198,111		

In 2018, a letter of credit facility in the amount of $73,934 was extended by a major financial institution to an affiliate of the Company, Starwood Capital Group Operations, LLC, to satisfy the security deposit requirement of the Virginia office lease.

Note 6.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which associated with fundraising activities for affiliated private equity funds that focus primarily on investments in real estate. The Company has identified its financial and operational principal ("FINOP") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting

process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 7.   Subsequent Events

In February 2026, the Company initiated a cash distribution to Starwood Capital Group Management totaling $500,000.

The Company has performed an evaluation of subsequent events through February 27, 2026, the date that these financial statements were available to be issued, and there are no subsequent events that would require adjustments to or disclosure in the financial statements.